UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of NOVEMBER, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  November 7, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------


         HALO REPORTS ON ITS SUCCESSFUL EXPLORATION PROGRAM FOR 2007 AT
                 SHERRIDON, MANITOBA AND LOOKS FORWARD TO 2008

TORONTO, ONTARIO, NOVEMBER 7, 2007 -- LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to provide a summary and interpretation of all results to date from its Sherridon Project exploration program. Previously released data is available on the company's website. Since November 2006, 12,898 metres of diamond drilling in 58 diamond drill holes has been completed. Drilling continues at the project with exploration expenditures totaling over $4 million CDN to date.

The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46% copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

2007 EXPLORATION HIGHLIGHTS:

     o    57  OF  58  HOLES  INTERSECTED  THE  MINERALIZED  HORIZON  OR  MASSIVE
          SULPHIDES;
     o DEVELOPMENT OF A NEW GEOLOGICAL MODEL THIS PAST SUMMER THAT HAS LED TO TWO RECENT NEW DISCOVERIES
     o RECENT DISCOVERY OF THE NEW LOST LAKE ZONE SOUTH OF THE COLD LAKE DEPOSIT. THE KNOWN STRIKE LENGTH IS 500 METRES AND ALL MINERALIZED INTERSECTIONS ARE WITHIN 100 METRES OF SURFACE WHILE MINERALIZATION REMAINS OPEN AT DEPTH AND ALONG STRIKE;
     o    STRIKE LENGTH DOUBLED AT THE BOB LAKE DEPOSIT IN 2007;
     o DISCOVERY OF THE NEW BOB LAKE NORTH MINERALIZED ZONE WITH A STRIKE LENGTH GREATER THAN 500 METRES AND OPEN IN ALL DIRECTIONS;
     o REINFORCED THE POTENTIAL FOR LOW COST OPEN PIT MINING BY ENCOUNTERING SHALLOW MINERALIZATION AT THE BOB, PARK, JUNGLE, COLD AND LOST LAKE DEPOSITS/ZONES;;
     o ALL OF THE TESTED DEPOSITS ARE WITHIN AN AREA OF 5 KM BY 5 KM AND MINING COULD BE SUPPORTED BY A CENTRAL MILLING FACILITY;
     o THE MASSIVE SULPHIDES INTERSECTED AT COLD LAKE HAVE THE HIGHEST AVERAGE GRADES AND BEST WIDTHS REPORTED TO DATE FOR THE 12,000 METRE DIAMOND DRILL PROGRAM, ALL WITHIN 125 METRES OF SURFACE.

"Exploration and definition drilling are proceeding extremely well with encouraging results to date. A second drill rig will be added shortly to drill exploration targets identified through a combination of geophysical and geological methods. Over the past year we focused on understanding four of our six known deposits and most recently we have been concentrating on new areas of exploration drilling targeting some of our 122 geophysical anomalies" said Lynda Bloom, President and CEO.

"Our recently integrated geological model has focused on a structural reinterpretation which improves our understanding of the controls on mineralization. This new model has proved successful with the new Bob North and Lost Lake discoveries and has encouraged us to move aggressively forward into 2008."

The following is a summary of the deposits and target areas and work completed to date. All resources stated in this press release are historical in nature.
Although the resource estimations are believed to be reliable, they were calculated prior to the implementation of National Instrument 43-101. Halo and its Qualified Persons have not done sufficient work to reclassify the historical estimates as current mineral resources. Halo is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon. More recent estimates or data are not available to Halo.

BOB LAKE DEPOSIT

Objectives:

a. To confirm historical mineralized intervals reported by Sherritt Gordon in the 1940s, to test the mineralized horizon along strike to the southeast and known limits of the historical resource envelope;
b. Improve the Bob Lake drill hole database, reinterpret the structural geology, and define targets for a second phase of drilling;

Halo has an option to earn a 100 percent  interest in the Bob Lake  deposit from
W. Bruce Dunlop (NPL) Ltd. The deposit, discovered by Sherritt Gordon Mines Ltd. in 1941 has a non-compliant NI 43-101 historic resource estimate of 2.2 million tonnes grading 1.33% copper, 1.18% zinc, 0.31 g/tonne gold and 8.45 g/tonne silver.

Fifteen holes were drilled (Figure 1) and significant assay results are provided in Table 1.

                    FIGURE 1: BOB LAKE - DRILL HOLE LOCATIONS

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

         Figure shows drill hole locations and Bob Lake and Scotty Lake

Please visit the Company website to view: www.halores.com

                     TABLE 1: BOB LAKE - SIGNIFICANT ASSAYS

--------------------------------------------------------------------------------
             DIP/
HOLE       AZIMUTH      FROM      TO     INTERVAL    CU      ZN     AG      AU
          (degrees)      (m)      (m)       (m)      (%)     (%)   (g/t)   (g/t)
--------------------------------------------------------------------------------
DH04        54/226     174.7     182        7.3     0.94    0.9     8       0.26
                       206.8     218.4     11.6     0.33    0.32    5.9     0.15
                       224.4     229        4.6     0.01    0.5     3.6     0.11
                       234.7     244.4      9.7     0.56    0.82   17.8     1.37
                       250.4     257.9      7.5     0.16    0.98    9       1.87
--------------------------------------------------------------------------------
DH05        54/222     181.6     206.6     24.9     0.76    0.49    7.2     0.19
          including    181.6     185.6      4       1.26    1.47   10.1     0.53
--------------------------------------------------------------------------------
DH06        72/222     151.9     156.7      4.8     0.64    0.85    5.8     0.2
                       300.7     303.1      2.4     0.04    2.13   16.3     0.73
--------------------------------------------------------------------------------
DH07        45/221     160.6     177.1     16.5     0.26    0.73    9       0.57
          including    160.5     163.2      2.6     0.11    2.79    9.5     0.22
                       165.3     168.2      2.9     0.06    0.55   19.1     0.94
                       169.6     171        1.4     1.06    0.61   12       0.26
                       173.2     176.4      3.2     0.53    0.35    7.8     1.38
--------------------------------------------------------------------------------
DH08        45/152     268.8     273.1      4.3     0.08    1.12   13       0.36
                       277.6     278.8      1.2     0.21    1.48    4.8        -
--------------------------------------------------------------------------------
DH09        71/225     161       167.4      6.4     0.78    1.81    6       0.99
                       180.6     183        2.4     0.63    0.85    6.6     0.16
                       188       190.4      2.4     0.56    0.63    5.2     0.36
--------------------------------------------------------------------------------
DH10        45/225     136.1     137.7      1.6     >0.5*      -    9.2     0.2
                       150.2     153.9      3.7     0.26       -    3.6     3.82
--------------------------------------------------------------------------------
DH11        45/225     134.4     145.1     10.7     0.92    1.51    7.8     0.18
--------------------------------------------------------------------------------
DH16       -45/222      65.5      71.3      5.8     0.71    0.21    4.2        -
                       102.7     107.3      4.6     0.72    0.37    4          -
                       117.4     119.8      2.4     1.87    0.05    8       0.06
                       124.2     125.5      1.3     0.78       -    4.4        -
--------------------------------------------------------------------------------
DH17       -45/225      85.5      87.2      1.7     0.64    0.33    4.2        -
--------------------------------------------------------------------------------
DH18       -45/225      99.8     113.3     13.5     1.01    0.97    6.2        -
--------------------------------------------------------------------------------
DH19       -45/225      27.3      28.8      1.5     0.61       -    4.8        -
                        31.4      33        1.6     0.94       -    5.4        -
                        46.2      48.9      2.7        -       -    1       2.52
--------------------------------------------------------------------------------
DH58       -56/240     210.7     222.3     11.6      0.8    1.8     6       0.3
          including    210.7     217.2      6.5      0.8    3       5.9     0.3
          including    210.7     211.5      0.8      2.3    1.3    11       1
          including    212.1     212.5      0.4      0.9    6.2     6       0.1
          including    219.9     220.8      0.9      1.1    0.3     7.4     0.6
--------------------------------------------------------------------------------
JUNGLE LAKE

Objectives:

a. To confirm historical mineralized intervals reported by Hudson Bay in the 1950s,

b. To test the mineralized horizon down dip and test the limits of the historical resource envelope.

The Jungle Lake deposit was discovered and drilled by Hudson Bay from 1958 to 1967. Historical resource estimates calculated by Hudson Bay on the Jungle Lake deposit are 3.4 million tonnes grading 1.42% copper and 1.1% zinc.

Halo has the option to earn 100 percent interest in the Jungle Lake deposit from Hudson Bay through a series of cash and share payments and escalating work commitments as detailed in the option agreement.

This year, 3,242 metres of drilling in 15 diamond drill holes were completed at the Jungle Lake copper-zinc deposit. They confirm the near surface presence of massive sulphides and the drill program improved the opportunity for open-pit mining of the deposit. These results formed the basis of the NI43-101 resource estimate that is in preparation by Scott Wilson and expected by year end.

Drill hole locations (Figure 2) and significant assay results are provided in Table 2.

                    TABLE 2: JUNGLE LAKE - SIGNIFICANT ASSAYS

--------------------------------------------------------------------------------
             DIP/
HOLE       AZIMUTH      FROM      TO     INTERVAL    CU      ZN     AG      AU
          (degrees)      (m)      (m)       (m)      (%)     (%)   (g/t)   (g/t)
--------------------------------------------------------------------------------
DH20         90/0      116.9     129.2     12.3     1.40    0.81    7.6    0.250
--------------------------------------------------------------------------------
DH21         90/0       69.0      84.5     15.5     1.54    0.75    8.8    0.450
--------------------------------------------------------------------------------
DH22         90/0      124.1     127.0      2.9     1.27    1.68    8.3    0.710
--------------------------------------------------------------------------------
DH23         90/0      157.7     164.7      7.0     0.49    1.59    5.7    0.070
--------------------------------------------------------------------------------
DH24         90/0      307.5     310.2      2.7     0.21    0.45    3.3    0.080
--------------------------------------------------------------------------------
DH25         90/0      413.6     415.1      1.5     0.07    0.01   17.0    1.100
                       419.8     422.8      3.0     0.21    0.02   13.8    0.470
--------------------------------------------------------------------------------
DH26        -82/192    299.9     309.2      9.3     0.51    3.95    4.3    0.120
--------------------------------------------------------------------------------
DH27        -74/192    258.4     261.7      3.3     0.75    0.93    8.0    0.250
                       266.6     268.2      1.6     1.80    1.49   13.0    0.370
                       273.4     274.8      1.4     0.66    0.55    5.2    0.140
--------------------------------------------------------------------------------
DH28        -52/192    234.0     242.1      8.2     2.79    0.43   17.2    0.660
--------------------------------------------------------------------------------
DH29        -90/0      241.6     250.4      8.8     0.98    0.70    6.6    0.300
          including    243.4     250.4      7.0     1.19    0.76    7.9    0.400
--------------------------------------------------------------------------------
DH30        -90/0       91.2     105.8     14.6     0.83    1.18    6.5    0.140
          including     94.2     105.8     11.6     0.94    1.38    6.9    0.170
--------------------------------------------------------------------------------
DH31        -90/0       58.6      66.3      7.7     2.09    1.20   10.4    0.450
--------------------------------------------------------------------------------
DH32        -90/0       34.8      42.3      7.5     0.67    0.99    5.4    0.220
--------------------------------------------------------------------------------
DH33        -90/0       39.5      43.2      3.7     1.38    1.01    7.5    0.530
--------------------------------------------------------------------------------
DH34        -90/0       39.2      44.7      5.5     1.90    1.00    9.2    0.370
--------------------------------------------------------------------------------

                  FIGURE 2: JUNGLE LAKE - DRILL HOLE LOCATIONS

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

     Ommitted graphic is Drawing of Jungle Lake showing drill hole loctions
          To view please visit the company's website: www.halores.com

PARK LAKE

Objective:

a. To confirm historical mineralized intervals reported by Hudson Bay in the 1950s;
b. To test the mineralized horizon down dip and test the limits of the historical resource envelope.

The Park Lake deposit was discovered in 1959 by Hudson Bay Exploration & Development Co. Ltd. (HBED). Historical resource estimates calculated by HBED on the Park Lake deposit are 6.14 million tonnes grading 0.42% copper and 2.16% zinc. Although the resource estimations are believed to be reliable, they were calculated prior to the implementation of National Instrument 43-101.

Halo has the option to earn 100 percent interest in the Park Lake deposit from HBED through a series of cash and share payments and escalating work commitments as detailed in the option agreement.

Four diamond drill holes of a planned 10 hole program were completed in 2007 with the remaining holes to be completed after freeze-up. Significant assays are provided in Table 3.

                     TABLE 3: PARK LAKE - SIGNIFICANT ASSAYS

--------------------------------------------------------------------------------
             DIP/
HOLE       AZIMUTH         FROM         TO        INTERVAL       CU          ZN
          (degrees)         (m)         (m)          (m)         (%)         (%)
--------------------------------------------------------------------------------

DH20        90/0          116.9        129.2        12.3        1.40        0.81
--------------------------------------------------------------------------------
DH36        80/200        413.3        425.5        12.2        0.29        3.66
--------------------------------------------------------------------------------
DH37        62/200        360.5        367.5         7.1        0.13        2.85
              and         372.8        377.0         4.3        0.33        4.32
              and         389.8        392.9         3.0        1.83        1.67
--------------------------------------------------------------------------------
DH38          90          531.0        548.9        17.9        0.48        2.48
--------------------------------------------------------------------------------

COLD LAKE

Objective:

a. To confirm historical mineralized intervals reported by Cold Lake Mines and Sherritt Gordon Mines from the 1950s;
b. To test the mineralized horizon down dip and along strike and test the limits of the historical resource envelope.

The Cold Lake deposit is 100%-owned by Halo Resources and is located 4 kilometres southwest from the Bob Lake deposit and 6 kilometres south from the Park Lake deposit. It is located 400 metres north of the Manitoba Hydro corridor and 400 metres south of the railroad.

Additional drilling at the Cold Lake deposit has demonstrated continuity of copper-zinc mineralization over a strike length of approximately 400 metres. The high-grade copper-zinc zone has reflected consistent high grades and was tested by 15 diamond drill holes spaced at 30-metre intervals over a 510 metre strike length. Mineralization remains open along strike and also at depth.

Sixteen diamond drill holes were completed in 2007 (Figure 3) and significant assays are provided in Table 4.

A program of down hole geophysics and geological reinterpretation is planned prior to the Phase 2 drilling program. The drill program will take place in 2008. Mineralization remains open along strike and also at depth.

                     TABLE 4: COLD LAKE - SIGNIFICANT ASSAYS

--------------------------------------------------------------------------------
             DIP/
HOLE       AZIMUTH         FROM         TO        INTERVAL       CU          ZN
          (degrees)         (m)         (m)          (m)         (%)         (%)
--------------------------------------------------------------------------------

DH07-39     222/70         36.1         41.4         5.3         0.7         1.4
--------------------------------------------------------------------------------
DH07-40     222/45         27.1         32.1         5.0         0.4         0.2
--------------------------------------------------------------------------------
DH07-41     222/65         67.5         69.5         2.0         0.3         1.0
--------------------------------------------------------------------------------
DH07-42     222/74        155.2        161.5         6.3         0.7         1.3
--------------------------------------------------------------------------------
DH07-43     222/80        104.3        120.3        16.0         1.6         3.4
          including       112.2        116.7         4.5         2.1         7.1
--------------------------------------------------------------------------------
DH07-44     222/65         44.6         65.6        21.0         1.3         1.7
          including        59.6         65.6         5.0         1.7         3.8
--------------------------------------------------------------------------------
DH07-45     222/60         39.8         43.8         4.0         0.9         0.6
            222/60         57.0         63.0         6.0         0.6         0.6
--------------------------------------------------------------------------------
DH07-46     222/60         27.7         31.7         4.0         0.6         1.1
            222/60         44.8         51.6         6.8         0.6         1.7
--------------------------------------------------------------------------------
DH07-47     222/74        122.9        130.7         7.8         2.1         6.2
          including       123.4        125.8         2.4         2.3        10.1
--------------------------------------------------------------------------------
DH07-48     222/74        132.9        141.9         9.0         1.0         2.6
          including       137.5        139.1         1.6         2.0         7.9
--------------------------------------------------------------------------------
DH07-49     222/65         46.4         59.0        12.6         0.8         2.3
          including        56.4         59.0         2.6         1.4         8.2
--------------------------------------------------------------------------------
DH07-50     222/60        107.3        111.1         3.7         0.4         2.2
          including       107.3        109.2         1.8         0.4         4.1
             and          123.5        124.3         0.8         0.6         6.9
--------------------------------------------------------------------------------
DH07-53     222/55        140.0        144.0         4.0         0.2         2.5
          including       141.8        144.0         2.2         0.5         3.9
--------------------------------------------------------------------------------

               FIGURE 3: COLD AND LOST LAKE - DRILL HOLE LOCATIONS

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

           Omitted graphic shows Cold Lake Deposit and Lost Lake Zone showing drill hole locations

Please visit the Company's website to view:  www.halores.com


LOST LAKE

Objectives:

a. To test a new geophysical anomaly in a geologically favourable environment southeast of Cold Lake.

Three drill holes intersected a strong  copper-zinc zone over a strike length of
500   metres.   All   intersections   are  within  100  metres  of  surface  and
mineralization remains open at depth and along strike.

The discovery of the new Lost Lake zone demonstrates the exploration potential of the Sherridon VMS property. The 500-metre strike length between holes DH07-56 and DH07-57 falls along an EM conductor that can be traced over 800 metres from south of the railroad to the shore of Sherlett Lake. This conductor, identified during Halo's 2006 airborne geophysical survey, is a prime target for additional VMS mineralization and is one of the first of 122 targets identified, many of which are also in areas where there has been no historical geophysics or drilling completed to date.

A program of down hole geophysics has commenced to follow-up on the positive drill results and define a second phase of drilling. The mobilization of a second drill rig to allow additional drilling at Lost Lake and other new exploration targets is scheduled for the middle of November.

Three  diamond  drill  holes  were  completed  and  locations   (Figure  3)  and
significant assays are provided in Table 5.

                     TABLE 5: LOST LAKE - SIGNIFICANT ASSAYS

--------------------------------------------------------------------------------
             DIP/
HOLE       AZIMUTH         FROM         TO        INTERVAL       CU          ZN
          (degrees)         (m)         (m)          (m)         (%)         (%)
--------------------------------------------------------------------------------

DH07-55     222/45         87.0         92.1         5.1         1.6         4.9
          including        87.9         89.9         2.0         3.7        11.7
             and           99.8        102.1         2.3         0.7         2.8
--------------------------------------------------------------------------------
DH07-56     215/45         66.0         70.0         4.0         0.5         0.1
             and           75.0         77.0         2.0         1.4         0.8
             and          106.0        108.0         2.0         0.9         0.6
--------------------------------------------------------------------------------
DH07-57     222/45         76.3         82.8         6.5         1.2         6.3
          including        77.3         80.8         3.5         2.0        11.6
--------------------------------------------------------------------------------

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Eckart Buhlman, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

For further information, please contact:

Lynda Bloom, President & CEO or Marc Cernovitch, Chairman

Halo Resources Ltd.

Tel: 416-368-7045 Fax: 416-368-9805
Toll Free: 1-866-841-0068 lbloom@halores.com

ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

________________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.